SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 1)*

Under the Securities Exchange Act of 1934

Ibotta, Inc.

(Name of Issuer)

Class A common stock, par value $0.00001 per share

(Title of Class of Securities)

451051106

(CUSIP Number)

September 26, 2024

(Date of Event Which Requires Filing of this Statement)

Check the following box to designate the rule pursuant to which the Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 451051106	SCHEDULE 13G/A	Page 2 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw Valence Portfolios, L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,018,593
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,018,593
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,018,593
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 451051106	SCHEDULE 13G/A	Page 3 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.L.C.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,691,393
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,750,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 451051106	SCHEDULE 13G/A	Page 4 of 9

1	NAMES OF REPORTING PERSONS D. E. Shaw & Co., L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,691,393
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,750,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA, PN

CUSIP No. 451051106	SCHEDULE 13G/A	Page 5 of 9

1	NAMES OF REPORTING PERSONS David E. Shaw
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)	(a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 2,691,393
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 2,750,235
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,750,235
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 10.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 451051106	SCHEDULE 13G/A	Page 6 of 9

Item 1.
(a)	Name of Issuer
Ibotta, Inc.

(b)	Address of Issuer's Principal Executive Offices
1801 California Street, Suite 400 Denver, CO 80202

Item 2.
(a)	Name of Person Filing
D. E. Shaw Valence Portfolios, L.L.C. D. E. Shaw & Co., L.L.C. D. E. Shaw & Co., L.P. David E. Shaw

(b)	Address of Principal Business Office or, if none, Residence
The business address for each reporting person is: Two Manhattan West 375 Ninth Avenue, 52nd Floor New York, NY 10001

(c)	Citizenship

  D. E. Shaw Valence Portfolios, L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.L.C. is a limited liability company organized under the laws of the state of Delaware.

  D. E. Shaw & Co., L.P. is a limited partnership organized under the laws of the state of Delaware.

  David E. Shaw is a citizen of the United States of America.

(d)	Title of Class of Securities
Class A common stock, par value $0.00001 per share

(e)	CUSIP Number
451051106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a:
Not Applicable

Item 4.	Ownership

As of September 26, 2024:

(a)	Amount beneficially owned:
	D. E. Shaw Valence Portfolios, L.L.C.:	2,018,593 shares This is composed of 2,018,593 shares in the name of D. E. Shaw Valence Portfolios, L.L.C.

D. E. Shaw & Co., L.L.C.:

2,750,235 shares

This is composed of (i) 2,018,593 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 672,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

CUSIP No. 451051106	SCHEDULE 13G/A	Page 7 of 9

D. E. Shaw & Co., L.P.:

2,750,235 shares

This is composed of (i) 2,018,593 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 672,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

David E. Shaw:

2,750,235 shares

This is composed of (i) 2,018,593 shares in the name of D. E. Shaw Valence Portfolios, L.L.C., (ii) 672,800 shares in the name of D. E. Shaw Oculus Portfolios, L.L.C., and (iii) 58,842 shares beneficially owned by a member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C.

(b)	Percent of class:
	D. E. Shaw Valence Portfolios, L.L.C.:	7.3%
	D. E. Shaw & Co., L.L.C.:	10.0%
	D. E. Shaw & Co., L.P.:	10.0%
	David E. Shaw:	10.0%

(c)	Number of shares to which the person has:
	(i)	Sole power to vote or to direct the vote:
		D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
		D. E. Shaw & Co., L.L.C.:	-0- shares
		D. E. Shaw & Co., L.P.:	-0- shares
		David E. Shaw:	-0- shares

(ii)	Shared power to vote or to direct the vote:
	D. E. Shaw Valence Portfolios, L.L.C.:	2,018,593 shares
	D. E. Shaw & Co., L.L.C.:	2,691,393 shares
	D. E. Shaw & Co., L.P.:	2,691,393 shares
	David E. Shaw:	2,691,393 shares

(iii)	Sole power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	-0- shares
	D. E. Shaw & Co., L.L.C.:	-0- shares
	D. E. Shaw & Co., L.P.:	-0- shares
	David E. Shaw:	-0- shares

(iv)	Shared power to dispose or to direct the disposition of:
	D. E. Shaw Valence Portfolios, L.L.C.:	2,018,593 shares
	D. E. Shaw & Co., L.L.C.:	2,750,235 shares
	D. E. Shaw & Co., L.P.:	2,750,235 shares
	David E. Shaw:	2,750,235 shares

David E. Shaw does not own any shares directly. A member of the Executive Committee of D. E. Shaw & Co., L.P. and D. E. Shaw & Co., L.L.C. beneficially owns 58,842 shares (“EC Member Shares”). By virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co., Inc., which is the general partner of D. E. Shaw & Co., L.P., which in turn is the investment adviser of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., and by virtue of David E. Shaw’s position as President and sole shareholder of D. E. Shaw & Co. II, Inc., which is the managing member of D. E. Shaw & Co., L.L.C., which in turn is the manager of D. E. Shaw Valence Portfolios, L.L.C. and D. E. Shaw Oculus Portfolios, L.L.C., David E. Shaw may be deemed to have the shared power to vote or direct the vote of 2,691,393 shares (“Voting Shares”), and the shared power to dispose or direct the disposition of 2,750,235 shares (consisting of Voting Shares and EC Member Shares), constituting 10.0% of the outstanding shares and, therefore, David E. Shaw may be deemed to be the beneficial owner of such shares. David E. Shaw disclaims beneficial ownership of such 2,750,235 shares.

CUSIP No. 451051106	SCHEDULE 13G/A	Page 8 of 9

Item 5.	Ownership of Five Percent or Less of a Class
Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
Not Applicable
Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

By signing below, each of D. E. Shaw Valence Portfolios, L.L.C., D. E. Shaw & Co., L.L.C., D. E. Shaw & Co., L.P., and David E. Shaw certify that, to the best of such reporting person’s knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. 451051106	SCHEDULE 13G/A	Page 9 of 9

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct. Powers of Attorney, dated August 1, 2024 granted by David E. Shaw in favor of Daniel R. Marcus, are attached hereto.

Dated: September 30, 2024

D. E. Shaw Valence Portfolios, L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw & Co., L.L.C.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Authorized Signatory

D. E. Shaw & Co., L.P.

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Chief Compliance Officer

David E. Shaw

By:	/s/ Daniel R. Marcus
Daniel R. Marcus
Attorney-in-Fact for David E. Shaw